

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2012

Jordan Starkman
President, Secretary and Treasurer
Pacific Green Technologies Inc.
3651 Lindell Road Unit D155
Las Vegas, NV 89103

> **Re: Pacific Green Technologies Inc.**
> **Registration Statement on Form 10**
> **Filed July 3, 2012**
> **File No. 000-54756**

Dear Mr. Starkman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that the Form 10 registration statement will become automatically effective 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within the 60-day period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. If you do not withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your registration statement cover page that you are an emerging growth company, and revise your registration statement to provide the following additional disclosures:

    *   Describe how and when a company may lose emerging growth company status;

- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

3. Please provide us with the name of each company with reporting obligations under the Exchange Act with which Jordan Starkman and/or Scott Poulter have been affiliated, including the relationship between Mr. Starkman and/or Mr. Poulter and such companies. For each company, please provide us with the following information:

- The date that the company was incorporated;
- The address of the principal executive offices of each of these companies;
- The date and manner by which the company became registered under the Exchange Act;
- Whether the company was or is a shell company;
- Whether the company materially altered its business plan or business, including whether the company engaged in any business combinations, including reverse acquisition transactions, with another operating company;
- The nature of any consideration received by Mr. Starkman and/or Mr. Poulter in connection with any such business combination;
- The current status of operations of the company.

4. We note that you are a development stage company with no revenues and nominal assets. Please provide us with your analysis as to whether you are a shell company as defined by Rule 12b-2.

5. We note your disclosure on page 30 that you will "in all likelihood" issue a substantial number of additional shares in connection with other business combinations. With a

view toward disclosure, please confirm for us whether there is any current intent or understanding relating to the solicitation or facilitation of the sale of the company to, or a business combination with, a third party looking to obtain or because a public reporting entity.

Business, page 1

General

6. Please revise your disclosure to provide a materially complete description of the relationship of Sichel Limited to your company. In particular, please disclose that Sichel Limited is the parent company of Pacific Green Group Limited, that the sole director of Sichel Limited is the sole director of Pacific Green Group Limited and that Sichel Limited is also a significant shareholder of Enviro and has a separate consulting agreement with Enviro. Please also disclose the material terms of your Consulting Agreement with Sichel Limited, including, but not limited to, terms stating that if you are unable to pay the monthly consulting fee, Sichel Limited may elect to be paid in shares of stock, and that if you are unable to make payments for more than six months in any 12 month period, Sichel Limited has the right to appoint an officer or director to the board.

7. Please clearly state that your only currently anticipated revenue relates to the representation agreement with Enviro. See Item 101(h)(4)(vi) of Regulation S-K.

Information on Enviro, page 2

8. We note your disclosure on page four that pursuant to the Peterborough Contract Enviro will supply the ENVI-Clean system to a new waste to energy plant being built in the United Kingdom. Please disclose the approximate date of completion of the plant. Please also disclose the material terms of the Peterborough Contract. We note, for example, that Peterborough Renewable Energy Limited has agreed to buy the ENVI-Clean system subject to various conditions set forth in the Peterborough Contract, including that Enviro establish and prove that the system meet specified performance levels by March 31, 2012. Please disclose generally the various conditions that are set forth in the Peterborough Contract and the status of Enviro's satisfaction of such conditions.

9. We note your disclosure that the Peterborough Contract entitles you to a commission of $4.6 million. However, it appears that you will receive this commission only if certain conditions and milestones in the contract are fulfilled. Please revise your disclosure to clearly state the conditions required for you to receive $4.6 million and when you expect to receive any payments. Further, we note that Section 3.1 of the contract states that the ENVI-Clean system will be purchased "on the terms set out in Appendix II of Schedule 1," but it does not appear that this schedule is included in the copy of the contract filed as Exhibit 10.3. Please file a complete copy of the contract, including the provisions

showing the total amount that Peterborough Renewable Energy Limited has agreed to pay for the system.

Current Business

10. Please provide context for your statement that PGG has secured a "worldwide network of agents to market the ENVI-Clean system" including quantifying the number of such agents.

Intellectual Property, page 9

11. We note your disclosure that you do not own any patent or trademark. However, we note that your only anticipated source of revenue appears to be related to ENVI-Clean, and your disclosure on page two states that Enviro has protected intellectual property rights throughout the world for ENVI-Clean. Please briefly describe the intellectual property rights, including duration, relating to ENVI-Clean. See Item 101(h)(4)(vii) of Regulation S-K.

Government Regulation, page 9

12. Please revise your disclosure to explain the meaning of offset credit trading, offset projects and related offset credits.

Risk Factors, page 10

General, page 28

13. Please add a risk factor disclosing that Jordan Starkman expects to spend less than 10% of his time on your business, as discussed on page 28.

14. We note the risk factor on page 17 regarding internal controls. Please tell us whether Mr. Starkman will be primarily responsible for preparing the financial statements and evaluating the effectiveness of your internal control over financial reporting. Provide us with a description of his knowledge of U.S. GAAP and SEC rules and regulations and the specific experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. In the event you do not have personnel with sufficient experience in U.S. GAAP and evaluating effectiveness of internal control over financial reporting, please revise to provide a risk factor documenting this as a material weakness in your internal control and explain the ramifications.

We will assume debt as a result of the Assignment . . ., page 14

15. Please revise the subtitle of this risk factor to expressly state the material risk to the company. Please also provide an example of the circumstances under which you may not be able to repay the Promissory Note. For example, we note that you are not required to make repayments that exceed the amount you earn under the terms of the Representation Agreement. Please discuss this in the risk factor.

Our business is subject to environmental and consumer protection legislation . . ., page 14

16. Please delete this risk factor as it is duplicative of the risk factor that appears on page 12.

The market for alternative energy products, technologies or services . . ., page 14

Competition within the environment sustainability industry . . ., page 15

17. As drafted, these risk factors suggest that you are developing sustainability technologies, including the technology for the ENVI-Clean system. Our understanding is that Enviro is responsible for developing such technologies, including the ENVI-Clean system, and your role is to market and sell Enviro's technologies. Please advise and revise your risk factor accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Management's Discussion and Analysis, page 17

18. You list on page 18 the components of the net loss incurred for the period from inception through March 31, 2012. Please revise to describe the specific nature of and the material amounts within Consulting Fees of $88,551, Professional Fees of $15,703, and Edmonton Test Fees of $47,886. Please revise to clarify whether you anticipate that the Edmonton Test Fees will be a recurring expense.

Liquidity and Financial Condition, page 18

19. We note your statement on page 19 that your estimated expenses over the next twelve months will be approximately $660,000. Please revise to provide a discussion of the extent to which you are currently using funds in your operations on a monthly basis.

20. Please revise this section to provide a complete analysis of your liquidity condition, including identifying any known trends or demands, commitments, events or uncertainties that will result in or are reasonably likely to result in your liquidity increasing or decreasing in any material way. In particular, please discuss your plans to repay any amounts owed to third parties, such as the $460,000 owed to Sichel Limited

pursuant to the Consulting Agreement and the amounts that you owe to PGG pursuant to the terms of the $5 million promissory note. We note in particular that your estimated expenses over the next 12 months do not include payment of the $1 million that you owe on March 31, 2012 pursuant to the promissory note. Please advise and revise accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 22

21. Please revise the table to show that the shares are held by Pacific Green Group Limited and Sichel Limited, and please disclose in the footnotes that Scott Poulter has voting and dispositive control over the shares held by both entities.

Directors and Executive Officers, page 23

22. Please revise the description of Mr. Starkman's business experience on page 24 to include his principal occupations and employment during the past five years. It is unclear whether Mr. Starkman has held any positions after January 2006 aside from President of Pay By the Day. Please also disclose the principal business of any corporation or organization that employed Mr. Starkman in the past five years. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 27

23. Please revise this section to provide all of the information required under Item 404(d) of Regulation S-K. In particular, we note that for certain transactions you have not identified the person or entity and instead refer to them only as "shareholders" or "directors." Further, for transactions involving indebtedness, please include the largest aggregate amount of principal outstanding during the period, the amount outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness. Please also include such disclosure for each of the items noted in numbers 1-8 on page 28, as applicable.

24. Please provide information regarding each of the transactions that is material to investors in light of the circumstances of the particular transaction. For example, please describe the specific services that are performed by Sichel Limited pursuant to the Consulting Agreement and the material terms of the Consulting Agreement, including the consideration paid for such services. Please also explain the transaction that gave rise to Pacific Green Technologies Limited's debt of $127,968 to Pacific Green Group Limited. These are just examples.

25. Please include a list of all parents of Pacific Green Technologies, Inc., including Pacific Green Group Limited and Sichel Limited, showing the basis of control and as to each

parent, the percentage of voting securities owned or other basis of control by its immediate parent, if any. See Item 404(d)(3) of Regulation S-K.

Corporation Governance and Director Independence, page 28

26. Please clarify that you are not listed on NASDAQ and have no current intention to list your securities on that market.

Recent Sales of Unregistered Securities, page 30

27. Please provide the information required by Item 701 of Regulation S-K for the shares issued to Sichel Limited.

28. Please further explain your statement that you will likely issue a substantial number of additional shares in connection with the acquisition of further shares of Enviro. It is not apparent that you currently own any shares of Enviro. To the extent that you plan to acquire shares of Enviro, please advise and revise your disclosure to discuss the material plans relating to acquiring such shares.

Pacific Green Technologies Limited Financial Statements, page F-1

29. Please revise to disclose the fiscal year-end in the footnotes.

Unaudited Pro Forma Consolidated Financial Information, page F-25

30. Please tell us why you have not also included the pro forma consolidated statements of operations for the appropriate periods showing the combined expenses of the entities, along with any applicable pro forma adjustments such as interest on the promissory note.

Pro Forma Consolidated Financial Statements Assumptions and Adjustments, page F-28

31. Please revise to clarify here and on page 2 that the "total consideration of $25,000,000" is not a reference to purchase price determined under U.S. GAAP, and that both the $25 million and the "price of $4 per share" does not represent the fair value of the stock issued or a value used in accounting for the merger, but that the number of shares and terms of the promissory note were negotiated and represent full consideration for the merger and representation agreement, if true. It would appear to be confusing to an investor to suggest there was total consideration of $25 million absent objective evidence of the fair value of the shares. Given the losses incurred to date, the lack of operations, and the lack of trading, it appears unlikely such evidence exists.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: William L. Macdonald (*via E-mail*)
       Macdonald Tuskey